UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Neptune Wellness Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64079L204

(CUSIP Number)

January 12, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☑   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	64079L204	Page 2 of 6 Pages
1		NAME OF REPORTING PERSON CCUR Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 484,500(1)
	6	SHARED VOTING POWER 365,500(2)
	7	SOLE DISPOSITIVE POWER 484,500(1)
	8	SHARED DISPOSITIVE POWER 365,500(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%(1)(2)(3)(4)
12		TYPE OF REPORTING PERSON
CO

(1)	Represents 484,500 shares of common stock (the “CCUR Shares”), no par value per share (“Common Stock”), of Neptune Wellness Solutions Inc. (the “Issuer”) held by CCUR Holdings, Inc. (“CCUR”), which are represented by warrants to purchase a total of 484,500 Common Shares at an exercise price of $0.53 per share at any time from January 12, 2023 until January 12, 2028.
(2)	Represents 365,500 shares of Common Stock (the “Symbolic Shares”) held by Symbolic Logic, Inc. (“Symbolic”), which are represented by warrants to purchase a total of 365,500 Common Shares at an exercise price of $0.53 per share at any time from January 12, 2023 until January 12, 2028. Symbolic is controlled by CCUR.
(3)	Represents (i) the CCUR shares and (ii) the Symbolic Shares.
(4)	The percentage reported in this Schedule 13G are based upon the deemed to be outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3(d)(1)”), which includes (i) 11,850,057 shares of Common Stock issued and outstanding as of January 27, 2023 as reported by the Issuer on its Amendment No. 2 to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2023 plus (ii) the CCUR Shares plus (iii) the Symbolic Shares, although the CCUR Shares and the Symbolic Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides CCUR (and Symbolic as it relates to the Symbolic Shares).

CUSIP No.	64079L204	Page 3 of 6 Pages
1		NAME OF REPORTING PERSON Symbolic Logic, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 365,500(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 365,500(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,000(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(1)(2)
12		TYPE OF REPORTING PERSON
CO

(1)	The amount represents the Symbolic Shares.
(2)	The percentage reported in this Schedule 13G are based upon the deemed to be outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1), which includes (i) 11,850,057 shares of Common Stock issued and outstanding as of January 27, 2023 as reported by the Issuer on its Amendment No. 2 to its Registration Statement on Form S-1 filed with the SEC on January 30, 2023 plus (ii) the Symbolic Shares, although the Symbolic Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides CCUR.

Item 1(a).	Name of Issuer

Neptune Wellness Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

545 Promendae du Centropolis

Suite100

Laval, Quebec, Canada H7T 0A3

Item 2(a).	Name of Person(s) Filing

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

(i) CCUR Holdings, Inc.

(ii) Symbolic Logic, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is:

3800 N Lamar Blvd

Suite 200

Austin, TX 78756

Item 2(c).	Citizenship

(i) CCUR is a Delaware corporation.

(ii) Symbolic is a Delaware corporation.

Item 2(d).	Title of Class of Securities

Common stock, no par value per share

Item 2(e).	CUSIP Number

64079L204

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page, including the related footnotes, for each Reporting Person and is incorporated herein by reference for such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2023

CCUR HOLDINGS, INC.

By:	/s/ Igor Volshteyn
Name:	Igor Volshteyn
Title:	President and CEO

SYMBOLIC LOGIC, INC.

By:	/s/ Igor Voshlteyn
Name:	Igor Volshteyn
Title:	CEO